Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: April 2, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Air France exchange offer for all common shares of KLM
Extraordinary General Meeting of KLM and Air France shareholders
For more information

PERSBERICHT – PERSBERICHT — PERSBERICHT — PERSBERICHT — PERSBERICHT COMMUNIQUE DE PRESSE — COMMUNIQUE DE PRESSE — COMMUNIQUE DE PRESSE PRESS RELEASE — PRESS RELEASE — PRESS RELEASE — PRESS RELEASE

No. 04/022

Air France exchange offer for all common shares of KLM

Paris, France and Amstelveen, The Netherlands – April 2, 2004

Further to their earlier press releases of September 30, 2003, October 16, 2003, March 19, 2004 and March 31, 2004, société Air France S.A. (“Air France”) and Koninklijke Luchtvaart Maatschappij N.V. (“KLM”) announce that the exchange offer (the “Offer”) by Air France for all KLM’s outstanding common shares, including its New York registry shares (together the “KLM Common Shares”), will begin on Monday April 5, 2004.

The Offer

The acceptance period will begin on April 5, 2004 and will end at 5:00 p.m. New York City time (11:00 p.m. Amsterdam time)1 on May 3, 2004, unless extended.

KLM shareholders tendering KLM ordinary shares (“KLM Ordinary Shares”) in the Offer will receive 11 Air France shares and 10 Air France warrants for every 10 KLM Ordinary Shares that they tender. KLM shareholders tendering KLM New York registry shares (“KLM New York Registry Shares”) in the Offer will receive 11 Air France American Depositary Shares (“Air France ADSs”) and 10 Air France American Depositary Warrants (“Air France ADWs”) for every 10 KLM New York Registry Shares that they tender. Each Air France ADS will represent one Air France share and each Air France ADW will represent one Air France warrant.

No fractional Air France shares, Air France warrants, Air France ADSs or Air France ADWs will be issued.

The terms of the Offer will be described in the U.S. prospectus (the “U.S. Prospectus”) included in the registration statement on Form F-4 to be filed by Air France with the U.S. Securities and Exchange Commission (the “SEC”), in the Dutch Offer and Listing Document (the “Offer and Listing Document”) and in the European prospectus (the “European Prospectus”) that will be made available as part of the Offer and Listing Document. The U.S. Prospectus and the European Prospectus are both referred to herein as the “Prospectus”.

Conditions

The Offer is subject to the conditions set forth in the Prospectus and the Offer and Listing Document. Some of the conditions to the Offer may not be waived, others may be unilaterally waived by Air France and a limited number may be waived only with KLM’s consent. One of the conditions for declaring the Offer unconditional is that prior to the expiration of the acceptance period (as extended, as the case may be) the number of KLM Common Shares tendered in the Offer represents at least 70% of all KLM Common Shares outstanding at the time of expiration of the acceptance period (as extended, as the case may be).

[1]	Under U.S. rules as applicable to the Offer relating to equal treatment of shareholders, the Offer needs to be open to all holders of KLM Common Shares for the same offer period.

Listing of Air France shares, Air France warrants, Air France ADSs and Air France ADWs

Air France has applied, subject to the Offer being declared unconditional, to list the (newly issued) Air France shares and the Air France warrants on Euronext Paris and Euronext Amsterdam. Trading is expected to commence on or about May 5, 2004 at 9.00 a.m. Amsterdam time, unforeseen circumstances excepted. Air France has also applied, subject to the Offer being declared unconditional, to list the Air France ADSs and Air France ADWs on the New York Stock Exchange. Subject to the Offer being declared unconditional, trading of the Air France ADSs and Air France ADWs on the New York Stock Exchange is expected to commence on or about May 5, 2004 at 9.30 a.m. New York City time.

After the Offer has been declared unconditional and after the transfer of Air France’s assets, liabilities, businesses and operations to an Air France operational subsidiary to be incorporated (the so-called Hive Down), Air France shall be renamed Air France-KLM S.A. and Air France-KLM S.A. shall be the listed entity.

De-listing of the KLM Ordinary Shares and the KLM New York Registry Shares

If Air France holds more than 95% of the KLM Common Shares, including depositary receipts issued for those shares, KLM will consult with Euronext Amsterdam about the de-listing of the KLM Ordinary Shares. KLM will also seek de-listing of the KLM New York Registry Shares from the New York Stock Exchange as soon as reasonably practicable following completion of the Offer. If the KLM New York Registry Shares are de-listed from the New York Stock Exchange and KLM has fewer than 300 holders of KLM Common Shares in the United States, KLM will seek to de-register the KLM New York Registry Shares under the U.S. Securities Exchange Act of 1934.

Recommendation of the Offer

The KLM management board and the KLM supervisory board have concluded that the Offer is in the best interests of KLM and its shareholders, unanimously approved the Offer and have recommended that holders of KLM Common Shares accept the Offer and tender their KLM Common Shares in the Offer.

Fairness Opinions

On September 29, 2003 and on March 9, 2004, ABN AMRO Bank N.V. (“ABN AMRO”) delivered its written opinions to the KLM management board that, as at the respective dates, and based upon and subject to the factors and assumptions referred to in such opinions, the exchange ratio was fair, from a financial point of view, to the holders of KLM Common Shares. On September 29, 2003 and on March 8, 2004, Citigroup Global Markets Limited (“Citigroup”) delivered its written opinions to the KLM management board and the KLM supervisory board that, as at the respective dates, and based upon and subject to the factors and assumptions referred to in such opinions, the exchange ratio was fair, from a financial point of view, to the holders of KLM Common Shares.

The engagement of ABN AMRO and Citigroup and the provision of their opinions were for the benefit of the KLM management board and, in the case of Citigroup, the KLM supervisory board, and these opinions were rendered to the KLM board or boards in connection with their consideration of the Offer. None of the ABN AMRO or Citigroup opinions constitutes a recommendation as to whether or not any holder of KLM Common Shares should tender his or her KLM Common Shares in connection with the Offer or how such shareholder should vote on any matter relating to the Air France and KLM combination. Holders of KLM Common Shares are urged to read each opinion in its entirety.

Extraordinary General Meeting of KLM and Air France shareholders

KLM will hold an extraordinary general meeting of shareholders on April 19, 2004 in Amstelveen to discuss the Offer and to vote on conditional amendments to KLM’s articles of association and the filing of a vacancy on KLM’s supervisory board.

     On April 20, 2004 Air France will hold an extraordinary general meeting of shareholders in Paris. Air France shareholders will be asked to approve the capital increase in connection with the Offer, the issue of Air France shares and Air France warrants under the Offer and the amendment of Air France’s articles of association. Subject to the visa of the Autorité des marches financiers, which is expected to be obtained prior to the commencement of the Offer, Air France will make available copies, at Air France’s registered office, on its website (www.airfrance-finance.com) and on the website of the Autorité des marches financiers (www.amf-france.org), of a Note d’Opération for the admission to listing of the new Air France shares and warrants.

Envisaged Time-table

April 5, 2004	Beginning of acceptance period and availability of Offer and Listing Document and Prospectus

April 19, 2004	Extraordinary general meeting of KLM shareholders

April 20, 2004	Extraordinary general meeting of Air France shareholders

May 3, 2004, 5:00 p.m. New York City time (11:00 p.m. Amsterdam time)	Expiry of acceptance period (subject to extension, in which case an announcement to that effect will be made no later than May 4, 2004)

May 4, 2004, prior to opening of Euronext Amsterdam, unforeseen circumstances excepted (subject to extension of the acceptance period)	Announcement whether the Offer will be declared unconditional and start of the subsequent acceptance period

May 5, 2004, 9.00 a.m. Amsterdam time (subject to extension of the acceptance period)	Expected date of listing and start of trading of the Air France shares and Air France warrants on Euronext Paris and Euronext Amsterdam

May 5, 2004, 9.30 a.m. New York City time (subject to extension of the acceptance period)	Expected date of listing and start of trading of the Air France ADSs and Air France ADWs on the New York Stock Exchange

May 6, 2004 (subject to extension of the acceptance period)	Delivery of the Air France shares, Air France warrants, Air France ADSs and Air France ADWs

May 21, 2004 (subject to extension of the acceptance period)	End of subsequent acceptance period, assuming the Offer has been declared unconditional on May 4, 2004

Exchange Agent

ABN AMRO Bank N.V. is the exchange agent for the KLM Ordinary Shares and Citibank N.A. is the exchange agent for the KLM New York Registry Shares.

Prospectus, Offer and Listing Document and other information

Air France will file with the SEC a registration statement on Form F-4 registering the Air France shares and Air France warrants and registration statements on Form F-6 registering the Air France ADSs and Air France ADWs to be issued to tendering holders of KLM Common Shares in the Offer. KLM will file with the SEC a solicitation/recommendation statement with respect to the Offer on Schedule 14D-9. Holders of KLM New York Registry Shares will be mailed the U.S. Prospectus filed as part of Air France’s registration statement on Form F-4, the solicitation/recommendation statement filed by KLM and other materials related to the Offer. Holders of KLM Ordinary Shares, who are residents of the United States should contact Georgeson Shareholders Communications Ltd or their bank or broker to obtain the U.S. Prospectus, the solicitation/recommendation statement and other materials related to the Offer. Investors and holders of KLM New York Registry Shares and holders of KLM Ordinary Shares who are residents of the United States are urged to read the U.S. Prospectus and the solicitation/recommendation statement because they contain important information about the Offer. Free copies of the U.S. Prospectus, solicitation/recommendation statement and other documents to be filed with the SEC by Air France or KLM, including documents incorporated by reference into such documents, will be available on the SEC’s website at www.sec.gov as from April 5, 2004.

The Offer and Listing Document, the European Prospectus and other documents relating to the Offer will be made available to the holders of KLM Ordinary Shares upon request. Holders of KLM Ordinary Shares are urged to read the Offer and Listing Document, the European Prospectus and all documents incorporated by reference therein because they contain important information about the Offer.

* Copies of the Offer and Listing Document in the English language (in which a Dutch summary has been included), the European Prospectus and the (English translation of the) articles of association of Air France will be available as from April 5, 2004 free of charge on the website of Euronext Amsterdam: www.euronext.com (Dutch residents only) and at the offices of Air France, KLM and ABN AMRO as set out below.

** Copies of the Offer and Listing Document in the English language (in which the Dutch summary has been included), the European Prospectus and any information incorporated by reference in those documents (with the exception of the Framework Agreement and certain other documents that are not included in the Prospectus and that can be accessed on www.sec.gov and http://investorrelations.klm.com) as well as the articles of association of KLM and the (English translation of the) articles of association of Air France will be available as from April 5, 2004 free of charge from the offices of:

KLM Royal Dutch Airlines Amsterdamseweg 55 1182 GP Amstelveen The Netherlands Telephone: +31 20 64 93 099 Fax: + 31 20 64 75 211 Email: investorrelations@klm.com	ABN AMRO Bank N.V. Equity Capital Markets HQ 7006 Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands Telephone: + 31 20 38 36 707 Fax: +31 20 62 80 004 Email: prospectus@nl.abnamro.com	Air France 45, rue de Paris 95747 Roissy-CDG Cedex France Telephone: + 33 1 41 56 88 60 Fax: + 33 1 41 56 68 49 Email: dobarbarin@airfrance.fr

For more information

Air France Media Relations Mrs. Veronique Brachet +33 (0) 1 41 56 56 00	KLM Media Relations Mr. Jan Christiaan Hellendoorn +31 (20) 64 94 545

Air France Investor Relations Mrs. Dominique Barbarin +33 (0) 1 41 56 88 60	KLM Investor Relations Mrs. Barbara van Koppen +31 (20) 64 93 099

Holders of KLM New York Registry Shares may also contact:

Georgeson Shareholders
Communications Ltd.
17 State Street, 10th Floor
New York, NY 10004
1-212-440-9800
(toll free) 1 –866-297-1410

Holders of KLM Ordinary Shares who have questions about the Offer should contact their bank or broker.

Restrictions and Legal Information

The distribution of the Offer and Listing Document, the Prospectus and any separate documentation regarding the Offer and the making of the Offer may, in some jurisdictions, be restricted by law. This Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of the Offer and Listing Document, the Prospectus or any separate documentation regarding the Offer should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of Air France, KLM or any of their advisers assume any responsibility for any violation by any person of any of these restrictions. Any KLM shareholder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all holders of KLM Common Shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell KLM Common Shares, Air France shares, Air France warrants, Air France ADSs or Air France ADWs. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form-F4 filed with the SEC. Holders of KLM Common Shares who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the U.S. Prospectus included therein, the Schedule TO and other documents relating to the Offer that are filed by Air France with the SEC because these documents contain important information relating to the Offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that is filed with the SEC by KLM regarding the Offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s website at www.sec.gov. Once such documents are filed with the SEC, you will be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France or KLM, details of which are set out above.

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

This press release contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.